
RECEIVED
MAR 01 2002
352



02006878

TATES
ANGE COMMISSION
Washington, D.C. 20549

VF 3-11-02

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SEC FILE NUMBER
8- 39450

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VANGUARD CAPITAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4660 LA JOLLA VILLAGE DRIVE, SUITE 100
(No. and Street)

SAN DIEGO	CA	92122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY SERRAS — 858-455-5070
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BLUM AND CLARK ACCOUNTANCY GROUP
(Name — *if individual, state last, first, middle name*)

3914 MURPHY CANYON ROAD, SUITE A206	SAN DIEGO	CA	92123
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY SERRAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VANGUARD CAPITAL, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS



Signature

PRESIDENT

Title



Notary Public



BRIAN M. ZAID
Comm. # 1328653
NOTARY PUBLIC - CALIFORNIA
San Diego County
My Comm. Expires Nov. 5, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 0 1 2002
352

VANGUARD CAPITAL

Audit Report in Conformity
with Rule 17a-5 of the
Securities and Exchange Commission
Year ended December 31, 2001

AVAILABLE FOR PUBLIC INSPECTION

TABLE OF CONTENTS

BLUM and CLARK
Accountancy Group
Certified Public Accountants


SEC MAIL
RECEIVED
MAR 0 1 2002
352

Independent Auditors' Report

Board of Directors
Vanguard Capital
San Diego, California

We have audited the accompanying statement of financial condition of Vanguard Capital (a California corporation) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition referred to above presents fairly, in all material respects and in the form prescribed by the Securities and Exchange Commission, the financial position of Vanguard Capital as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition is presented under Rule 17a-5(e)(3) of the Securities and Exchange Commission, and is open for public inspection.

Blum and Clark
Accountancy Group

February 20, 2002
San Diego, California

858-292-0543 FAX 858-292-0674 www.blumandclark.com
3914 Murphy Canyon Road, Suite 206 San Diego, CA 92123

VANGUARD CAPITAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

	Allowable	Non-Allowable	Total
CURRENT ASSETS:			
Cash in bank	$ 97,619	$ -	$ 97,619
Money market - subordinated debt	789,331	-	789,331
Prepaid income taxes	-	24,900	24,900
Deferred tax benefit	-	11,138	11,138
Other receivables from brokers/dealers	-	5,814	5,814
Other receivables - noncustomers	-	5,401	5,401
Securities owned:			
Marketable securities (at market value)	1,194,004	-	1,194,004
Total current assets	2,080,954	47,253	2,128,207
PROPERTY AND EQUIPMENT, net	-	141,200	141,200
DEPOSITS	-	6,589	6,589
Total assets	$ 2,080,954	$ 195,042	$ 2,275,996

LIABILITIES AND SHAREHOLDERS' EQUITY

	Aggregate Indebtedness	Non Aggregate Indebtedness	Total
CURRENT LIABILITIES:			
Accrued commissions	$ 223,429	$ -	$ 223,429
Payable to clearing firm	536,186	-	536,186
Accounts payable and accrued expenses	54,145	-	54,145
Securities sold, not yet purchased, at market value	-	2,633	2,633
Total current liabilities	813,760	2,633	816,393
SUBORDINATED LOAN PAYABLE	-	750,000	750,000
Total liabilities	$ 813,760	$ 752,633	1,566,393
SHAREHOLDERS' EQUITY:			
Common stock, no par value, 1,000 shares authorized, issued and outstanding			10
Additional paid-in capital			397,490
Retained earnings			312,103
Total shareholders' equity			709,603
Total liabilities and shareholders' equity			$ 2,275,996

See notes to financial statements.

VANGUARD CAPITAL
Notes to Financial Statements
Year ended December 31, 2001

Note 1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Vanguard Capital (the Company) was incorporated on February 24, 1988 under the laws of the State of California. The Company was formed to provide general securities broker-dealer services to investors in securities and other investments.

The National Association of Securities Dealers, Inc. (NASD) approved Vanguard Capital for membership as of June 17, 1988.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of estimates

In conformity with generally accepted accounting principles preparation of financial statements requires the use of management's estimates. Those estimates and assumptions affect the reported amounts of the assets and the reported expenses. Actual results could differ from those estimates.

Cash deposits

At times during 2001 the Company had deposits in excess of federally insured limits.

Property and equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is provided using an accelerated method over the estimated useful lives of the respective assets, ranging from five to seven years. Leasehold improvements are depreciated using the straight-line method over a period of thirty-nine years.

Note 1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketable securities

Marketable securities are adjusted to market value and any gain or loss is recognized currently in the statement of income.

Statement of cash flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Compensated absences

The Company provides fifteen days personal time off per year per employee. Any unused portion is carried over to the following year. The unpaid time has not been accrued since it is considered immaterial.

Income taxes

The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

Note 2. MARKETABLE SECURITIES

Marketable securities are included in the balance sheet at the quoted market value of each security, and are summarized as follows as of December 31, 2001:

Government obligations	$ 1,156,548
Other debt securities	37,456
Total marketable securities	$ 1,194,004

The investments are subject to "haircuts" totaling $197,354, for purposes of computing net capital (see Note 5).

Note 3. CONCENTRATIONS OF CREDIT RISK

At various times, the Company will have clients on margin with its clearing firm which can expose the Company to the risk of default on said margin loans. The risk of default depends on the creditworthiness of the clients. It is the Company's policy to review the credit standing of all clients on margin.

VANGUARD CAPITAL
Notes to Financial Statements
Year ended December 31, 2001

Note 4. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2001 are summarized as follows:

Office equipment and furniture	$ 251,522
Leasehold improvements	55,020
	306,542
Less accumulated depreciation	(165,342)
Net property and equipment	$ 141,200

Note 5. HAIRCUTS ON SECURITIES

Pursuant to Rule 15c3-l(f), haircuts were computed as a percentage of the value of marketable securities as follows as of December 31, 2001:

	Computation Value	Haircuts
Government obligations	$ 1,156,548	$ 174,632
Other debt securities	37,456	5,618
Securities sold, not purchased	2,633	1,317
Money market funds	789,331	15,787
Total haircuts		$ 197,354

Note 6. LEASES, COMMITMENTS AND CONTINGENCIES

The Company leases office space under a five-year lease expiring March 31, 2004. The basic monthly rent is adjusted annually to reflect any increase in the cost of living index. The Company paid $140,725 in office rent (including area maintenance costs) for 2001. Minimum lease payments for the years ending December 31 are as follows:

2002	$ 117,123
2003	121,806
2004	30,747
	$ 269,676

The Company also leases two facilities from a shareholder without a formal lease agreement. The total amount of rent paid for the year ended December 31, 2001 was $36,483.

The Company leases office equipment under month-to-month leases. The total amount paid for the year ended December 31, 2001 was $9,868.

Note 6. LEASES, COMMITMENTS AND CONTINGENCIES (continued)

The Company leases automobiles under various operating leases. In 2001 the Company paid $57,322 on these leases. Minimum lease payments for the years ending December 31 are as follows:

2002	$ 45,374
2003	32,045
	$ 77,419

Note 7. SUBORDINATED LOAN

On April 5, 2001 the NASD approved the renewal of a subordinated debt agreement in the amount of $750,000 to an officer of the corporation. The subordinated debt agreement matures April 4, 2002 and is secured by monies in a money market account. The agreement calls for interest to be paid at the current money market rate. For the year ended December 31, 2001, the Company paid $18,055 of interest to the officer.

Note 8. INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for income taxes, are as follows:

	Current	Deferred	Total
Federal	$ ---	$ (8,419)	$ (8,419)
State	800	(2,719)	(1,919)
	$ 800	$(11,138)	$(10,338)

A reconciliation of the difference between the expected income tax expense (benefit) or income computed at the U.S. statutory income tax rate and the Company's income tax expense (benefit) is shown in the following table:

Expected income tax benefit at U.S. statutory rate	$(15,147)
The effect of:	
Nondeductible expenses	4,129
Increase due to state and local taxes, net of U.S. federal income tax effects	(120)
State minimum tax	800
Income tax benefit	$(10,338)

Note 8. INCOME TAXES (continued)

The Company has a net operating loss of $56,133 for federal and $30,762 for state tax purposes for the year ended December 31, 2001. The federal net operating loss can be carried back 2 years or forward 20 years and the state net operating loss can be carried forward 20 years. Both the federal and state net operating losses will expire in 2021.

Note 9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Aggregate indebtedness and net capital change from day to day, but as of December 31, 2001, the Company's net capital ratio is approximately .76 to 1. Net capital was $1,067,207, aggregate indebtedness was $813,760 and required net capital was $100,000.

Note 10. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001, the Company paid professional fees totaling $24,500 to two of its shareholders.

The Company leases two facilities from a shareholder (see Note 6).

Note 11. RETIREMENT PLANS

Defined Benefit Plan

The company has a defined benefit pension plan. All employees over the age of 21 with one or more years of employment are eligible to participate. The custodian of the plan is Deutsche Banc Alex Brown. The monies are invested in money market funds. The plan provides for lifetime benefits equal to 160% of the highest average annual compensation. Benefits are reduced pro rata for the participant's years of service less than 25 years.

Funded Status of the Plan as of December 31, 2001:

Accumulated benefit obligation, including vested benefits of $1,550,632	$1,563,077

Note 11. RETIREMENT PLANS (continued)

Projected benefit obligation for services rendered to date	$ 1,565,550
Plan assets at fair value	1,400,683
Projected benefit obligation in excess of plan assets	164,867
Adjustment for minimum required liability	(148,207)
Accrued pension cost	$ 16,660

Net periodic pension cost included the following components:

Service cost - benefits earned during the period	$ 253,231
Interest cost on projected benefit obligation	(98,672)
Actual return on plan assets	78,101
Net periodic pension cost	$ 232,660

The weighted average discount rate and the weighted-average expected long-term rate of return on plan assets are 5%.

401(k) Plan

The Company maintains a defined contribution 401(k) plan. All employees over the age of 21 with one or more years of employment are eligible to participate. There were no company contributions for 2001.

Note 12. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has been named as a defendant in various lawsuits and arbitration matters which arose during the normal course of business. While the ultimate outcome of litigation involving the Company cannot be predicted with certainty, management, having reviewed these actions with outside counsel, believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously.

In the opinion of the management of the Company, based upon advice of counsel, the ultimate resolution of all litigation against the Company will not have a material adverse effect on the Company's financial position.

Note 13. ANNUAL AUDITORS' REPORT FORM X-17A-5, DECEMBER 31, 2001

The Statement of Financial Condition and related statements of the annual audit pursuant to Rule 17a-5 are available for examination at the principal office of Vanguard Capital, 4660 La Jolla Village Drive, Suite 100, San Diego, California 92122, and the public reference room of the Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C., 20549.